Mail Stop 3561

December 29, 2006

Via U.S. Mail

Paul Biberkraut
Chartwell International Inc.
177 Madison Avenue
Morristown, NJ 07960

Re: Chartwell International Inc.
Post-Effective Amendment no. 2 to Registration Statement on Form SB-2
Filed December 5, 2006
File No. 333-129493

Dear Mr. Biberkraut,

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement
Prospectus Summary, page 1

1. Please revise your summary section. It is unclear from your disclosure what type of business you currently operate and how you generate revenues. Your summary should provide a brief description of the key aspects of your offering and it should be balanced. Please revise your entire summary section to clearly and concisely describe your current operations. You may consider providing summary financial information to provide a financial snapshot for investors.

Risk Factors, page 4
Someone may claim that our disposition of assets, liability and operations, page 13

2. Please provide us with your legal analysis of why you may have violated section 5
    of the Securities Act, including a more detailed factual account. Refer to Staff
    Legal Bulletin 4 available on our website.

Management's Discussion and Analysis, page 15
Revenues, page 18

3. Please explain to us the reason it is appropriate to recognize revenue on the waste
    management contract servicing a national corporation. In your response, tell us the
    terms of the contract and why you believe that you meet each of the four revenue
    recognition criteria outlined in SAB Topic 13(A)(1).

Liquidity and Capital Resources, page 20

4. Please disclose the material factors that impact the comparability of operating cash
    flows in terms of cash. As you use the indirect method, merely reciting changes in
    line items reported in the statement of cash flows is not sufficient. Refer to Section
    IV.B of FR-72 for guidance.

Capital Expenditures, page 21

5. Because the purpose of the contractual obligations table is to clearly show future
    cash requirements, we believe that you should include the management and
    financial advisory agreement with Orchestra referred to in Note 9 to the
    consolidated financial statements and scheduled interest payments, given the
    materiality of your interest. If certain interest rates are unknown, you may use
    judgment in determining an appropriate methodology to estimate the interest
    payments, e.g., apply the currently applicable interest rate to calculate the value of
    future payments and disclose the methodology utilized.

Critical Accounting Policies

6. Your MD&A lacks a discussion of your critical accounting estimates. Please revise
    to include a discussion on your critical accounting estimates. Your discussion
    should address material implications of uncertainties associated with the methods,
    assumptions, and estimates underlying your critical accounting measurements.
    Refer to FR No. 72 (also Release 33-8350) for guidance.

Our Reserves, page 36

7. Please revise to include all of the disclosures required by Section B of the
    Securities Act Industry Guide 7 available on our website. In addition, please
    provide to us the information that establishes the legal, technical and economic
    feasibility of the materials designated as reserves, as required by Section C of
    Industry Guide 7.

Notes to the Consolidated Financial Statements, page F-8
Note 1 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

8. Please revise to add appropriate disclosure for all of your revenue streams. Refer to
    SAB Topic 13(B) Question 1 for guidance.

Note 2 - Acquisitions, page F-13

9. Please provide the independent appraisals and management analysis to support the
    fair values recorded for land, property and equipment, mineral rights and mineral
    rights under option related to the acquisitions of E-Rail Logistics, Inc. and
    Cranberry Creek Railroad, Inc.

10. Please provide the disclosures required by paragraph 54 and 55 of FAS 141.

Financial Statements for the Three Month Period Ending September 30, 2006, page F-26
Consolidated Balance Sheets, page F-26

11. Please tell us the amount of the accounts receivable balance at September 30, 2006
    that you have subsequently collected.

Notes to Interim Consolidated Financial Statements, page F-30
Note 3 - Acquisitions, page F-34

12. Please provide the disclosures required by paragraph 58(b) of FAS 141.

Note 4 - Capacity and Loading Rights, page F-36

13. Please provide all of the disclosures required by paragraph 44 and 45 of FAS 142.

Other

14. Please revise to include the financial statements required by Item 310(c) of Regulation S-B.

15. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

16. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: David C. Adams, Esq.
        Bullivant Houser Bailey, PC
        via facsimile: (916) 930-2501